UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer delivers 61 aircraft in the 2nd quarter, up 30% from 2Q24

São Paulo (SP), Brazil, July 2, 2025 – Embraer (NYSE: ERJ / B3: EMBR3), a global leader in the aerospace industry, delivered 61 aircraft in the second quarter of 2025 (2Q25) across all its business units. The result represents an increase of 30% compared to 2Q24, when 47 jets were delivered, and more than double (103%) the volume recorded in the first quarter of 2025.

Deliveries in Commercial Aviation maintained the same volume as in 2Q24, totaling 19 aircraft. Compared to 1Q25, deliveries rose 171%. In Executive Aviation, deliveries reached 38 aircraft and surpassed the number from a year ago by 41%, while increasing 65% over 1Q25. The company also delivered 4 A-29 Super Tucano aircraft in the Defense & Security segment, bringing the total number of airplanes in the quarter to 61.

Embraer's deliveries estimates for the year are between 77 and 85 in Commercial Aviation in 2025 (midpoint 10% above year-over-year), and 145 to 155 jets in Executive Aviation (midpoint 15% above year-over-year).

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services and Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high- value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations